NEWS RELEASE

Brascan Real Estate Opportunity Fund Expands with Investment in Washington Office Portfolio

Toronto, CANADA, March 7, 2005 – The Brascan Real Estate Opportunity Fund, today announced that it has signed a binding agreement to acquire a 900,000 square foot office property portfolio in Washington, D.C., which includes three downtown office properties and three suburban office/flex properties. The transaction is expected to close April, 2005.

Established in 2004, the Brascan Real Estate Opportunity Fund (BREOF) is an alternative investment fund focused on investing opportunistically in real estate properties in North America. Since inception, BREOF acquired US$300 million of properties, which includes, in addition to the Washington, D.C. portfolio:

•	Toronto – A land lease with a government agency on a prime midtown 4.3 acre site comprised of 650,000 square feet in four office towers and a 285 car-parking garage with a partner.

•	Indianapolis — Castleton Business Park, a 35 building, 1,100,000 square foot office and office/flex business park.

•	Fort Worth — 644-bed student housing project on Texas Christian University campus in Fort Worth representing the first of three development projects with a joint venture partner.

“The acquisition of the Washington portfolio furthers the Fund’s strategy of investing opportunistically in North American real estate which leverages Brascan’s real estate operating platform and expertise in acquiring and repositioning commercial real estate to create value and superior returns”, commented David Arthur, Managing Partner, BREOF. “In addition”, added Arthur, “institutional investors increasingly recognize real estate of the quality we have accumulated in the Fund, as a very attractive alternative asset class and we have received considerable interest from prospective partners to participate in the Fund with us. The addition of the Washington portfolio provides the critical mass to actively market the Fund to institutional investors seeking to diversify their portfolios.”

BREOF, with a target fund size of $1 billion, continues to evaluate opportunities to acquire and reposition undervalued real estate through active management, leasing and refinancing to create long term, sustainable streams of cash flow. According to Arthur, the Fund seeks investments in major North American markets, in which Brascan has a access to superior market knowledge, or secondary markets with the appropriate risk profile.

Brascan Real Estate Opportunity Fund invests in underperforming real estate in North America, including commercial real estate properties in major North American markets, including office, industrial and mixed-use office/retail/industrial properties as well as opportunistic investments in multifamily properties. For more information on the Fund, please visit Brascan’s Asset Management website at: www.brascanam.com/Alternative/realestate_opportunity.htm

Contacts:

Brascan Corporation
Katherine C. Vyse
SVP, Investor Relations and Communications
Tel: 416-369-8246
Email: kvyse@brascancorp.com

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